FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC.

The following interview was made available by BBN Bloomberg on February 8, 2023.

Our merger with U.S. Bitcoin would have happened whether Bitcoin and FTX collapsed or not: Hut 8 CEO - Video Transcript - BNN

Interviewer: One of the big corporate developments yesterday Toronto based bitcoin miner Hut 8 announced that it's teaming up with its competitor U.S. Bitcoin Corp. This comes at a time of course, where bitcoin is down sharply from last year and still reeling from the damages of the FTX fiasco. For insight into the deal, let’s bring in the CEO of Hut 8 mining Jaime Leverton. Thanks so much for joining us.

Jamie Leverton: Thanks so much for having me. It's great to be here.

Interviewer: Would this deal have happened? Had it not been for the collapse in crypto prices? And FTX? Is this kind of situation we've got to lean on another player?

Jamie Leverton: No, I think this deal would have happened regardless. The ability for us to bring these businesses together we think is so incredibly complimentary. The leadership team at US Bitcoin Corp and our leadership team here at Hut, have an incredibly aligned culture and value system. And we think bringing these two entities together is just going to provide an incredible amount of scale, diversified revenue programs, which is very on strategy for both of us independently and will only in a combined entity allow us to be that much more competitive and cost effective.

Interviewer: So the stock sold off yesterday when you announced the deal. Obviously, there's something here that's bothering investors, and I know that you've made it a strategy. Yes, you're a bitcoin miner, but to diversify, does this perhaps dilute those efforts?

Jamie Leverton: No, absolutely. I think it actually enhances those efforts. USBC also has a diversified revenue strategy.

Interviewer: So they're not just pure Bitcoin mining?

Jamie Leverton: No, absolutely not. They have a self mining component to their business combined will have a total of 5.6 exa hash of self mining horsepower, but they also have a hosting component to their business are hosting 220 megawatts worth and then they also have a really compelling line of business in managed infrastructure operations, where they now have 680 megawatts under management, which we think is very complementary to our diversified strategy. With our micro BT repair center, and the high performance computing data center business that we acquired last year.

Interviewer: You can throw all this kind of strategic language out there. But at the end of the day, a lot of people are trading your stock as a proxy to what's going on with underlying crypto prices. And they have recovered somewhat, still a far cry from what it used to be, but what do you make of the recent rally? And has it changed investor appetite, particularly in institutional investor appetite? What's kind of the mood of investors right now when it comes to crypto?

Jamie Leverton: Yeah, I think we're seeing we're seeing a lot of interest come back into this space, we've seen significant appreciation across the space so far. And in 2023, which, which I think is a sign of part of that fear that was created on the back of the FTX collapse, starting to subside a little bit more interest coming into this phase. I think there is certainly an appreciation for miners like ourselves that have taken a balance sheet first approach to the business that have already established diversified revenue lines. And really, this merger only enhances that strategy that is already starting to be recognized as a strong one for this industry.

Interviewer: You know, you're going to remain the CEO of this joint entity, but you're getting kind of U.S. exposure at a time where we're wondering, well, how is the regulatory landscape going to unfold? How will that affect you? How are you thinking about that?

Jamie Leverton: Yeah. On the back of this transaction, we will become a US domiciled entity. Today we are Hut is Canadian domiciled. I think one of the advantages here is giving us that geographic diversification. There's uncertainty and regulatory environments on both sides of the border. So I think it's in the best interest of our business to have diversified revenue streams, diversified geographies, and that's part of what this merger brings us.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Combined Company’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and each of Hut 8 and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional information about the transaction and where to find it

In connection with the transaction, that, if completed, would result in new Hut 8 becoming a new public company, new Hut 8 is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about USBTC, Hut, new Hut 8 and the transaction. New Hut 8 also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by new Hut 8 through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.